

May 6, 2011

Joseph A. Beatty
President and Chief Executive Officer
Telular Corporation
311 South Wacker Drive, Suite 4300
Chicago, IL 60606-6622

> **Re: Telular Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 14, 2010**
> **Definitive Proxy Statement**
> **Filed December 20, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 000-23212**

Dear Mr. Beatty:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ John Harrington for

Assistant Director
Larry Spirgel

cc: Sent via facsimile to (202) 778-5500
Keir D. Gumbs, Esq.
Covington & Burling LLP